EXHIBIT 99.1

Aptose to Present New CG’806 and APTO-253 Data at the 2018 AACR Annual Meeting

SAN DIEGO and TORONTO, March 15, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that preclinical data for CG’806, its pan-FLT3/pan-BTK inhibitor, and APTO-253, its c-Myc inhibitor, will be presented in three separate posters at the 2018 AACR Annual Meeting in Chicago, Il.

CG’806 Poster Presentation Details

CG’806, a first-in-class pan-FLT3/pan-BTK inhibitor, demonstrates superiority to other FLT3 and BTK inhibitors against primary patient samples
Date & Time: Sunday, April 15, 2018, 1:00 p.m. - 5:00 p.m.
Session Category: Experimental and Molecular Therapeutics
Session Title: Experimental Agents and Combinations for Hematologic Malignancies 1
Abstract Number: 4316
Location: McCormick Place South, Exhibit Hall A, Poster Section 37

CG’806, a first-in-class pan-FLT3/pan-BTK inhibitor, targets multiple pathways to kill diverse subtypes of acute myeloid leukemia and Bcell malignancy in vitro
Date & Time: Sunday, April 15, 2018, 1:00 p.m. - 5:00 p.m.
Session Title: Experimental Agents and Combinations for Hematologic Malignancies 1
Abstract Number: 4239
Location: McCormick Place South, Exhibit Hall A, Poster Section 37

APTO-253 Poster Presentation Details

APTO-253 is a new addition to the repertoire of drugs that can exploit DNA BRCA1/2 deficiency
Date & Time: Tuesday, April 17, 2018, 1:00 p.m. - 5:00 p.m.
Session Title: DNA Damage and Cell Cycle Regulation Experimental Therapeutics
Abstract Number: 2138
Location: McCormick Place South, Exhibit Hall A, Poster Section 38

All abstracts will be available on the AACR website, www.aacr.org, and published in the 2018 Proceedings of the AACR.

About CG’806
CG‘806 is an oral, first-in-class pan-FLT3/pan-BTK multi-kinase inhibitor. This small molecule demonstrates potent inhibition of wild type and mutant forms of FLT3 (including internal tandem duplication, or ITD, and mutations of the receptor tyrosine kinase domain and gatekeeper region), eliminates acute myeloid leukemia (AML) tumors in the absence of toxicity in murine xenograft models, and represents a potential best-in-class therapeutic for patients with AML. Likewise, CG’806 demonstrates potent, non-covalent inhibition of the wild type and Cys481Ser mutant forms of the BTK enzyme, as well as other oncogenic kinase pathways operative in B cell malignancies, suggesting CG’806 may be developed for various B cell malignancy patients (including CLL, MCL, DLBCL and others) that are resistant/refractory/intolerant to covalent BTK inhibitors. CG’806 is currently in pre-clinical development in partnership with CrystalGenomics.

About APTO-253
APTO-253 is a clinical-stage small molecule targeted therapeutic agent that inhibits expression of the c-Myc oncogene, leading to cell cycle arrest and programmed cell death (apoptosis) in human-derived solid tumor and hematologic cancer cells, without causing general myelosuppression of the healthy bone marrow. The c-Myc oncogene is overexpressed in hematologic cancers, including acute myeloid leukemia (AML). Aptose researchers have reported the ability of APTO-253 to induce cell death, or apoptosis, in multiple blood cancer cell lines including AML, as well as in vitro synergy with various classes of conventional approved and investigational therapies for AML or myelodysplastic syndromes (MDS).

About Aptose
Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding the clinical potential and favorable properties of CG’806 and APTO-253, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, “potential” and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences Inc.
Greg Chow
Senior Vice President, CFO
647-479-9828
gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com